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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

MTS MEDICATION TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

553773 10 2

(Cusip Number)

Todd E. Siegel
2033 Gandy Boulevard N., Suite 800
St Petersburg , Florida 33702

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 pages)

CUSIP No. 553773 10 2

1.	Name of Reporting Person: Todd E. Siegel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,775,733

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,775,733

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,775,733

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.6%

14.	Type of Reporting Person (See Instructions): IN

(Page 2 of 6 pages)

CUSIP No. 553773 10 2

1.	Name of Reporting Person: Siegel Family QTIP Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,656,125

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,656,125

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,656,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.6%

14.	Type of Reporting Person (See Instructions): OO

(Page 3 of 6 pages)

CUSIP No. 553773 10 2

1.	Name of Reporting Person: Jade Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,656,125

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,656,125

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,656,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.6%

14.	Type of Reporting Person (See Instructions): PN

(Page 4 of 6 pages)

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (the "Amendment") is being filed on behalf of Todd Siegel ("Siegel"), Siegel Family QTIP Trust ("QTIP"), and Jade Partnership ("Jade") (Siegel, QTIP and Jade may be referred to as "Reporting person(s)") to amend the Schedule 13D (the "Schedule 13D") which was originally filed on January 1, 1997, and amended on May 3, 2002 and January 3, 2003, related to the common Stock, $.01 par value (the "Common Stock") of MTS Medication Technologies, Inc., a Delaware corporation (the "Issuer"). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D, and any prior amendments.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Name and address of the issuer:
                     MTS Medication Technologies, Inc.
                     2033 Gandy Boulevard North, Suite 800
                     St. Petersburg, Florida 33702

ITEM 2. IDENTITY AND BACKGROUND

Item 2.(b)     Business Address:

                     2033 Gandy Boulevard North, SuDOite 800

                     St. Petersburg, Florida 33702

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Siegel acquired his shares of Common Stock of the Issuer as follows:

(viii) 95,600 shares upon the conversion of exercisable options on September 12, 2005, using personal funds. Price of the options ranged from $0.48 to $4.08, for a total purchase price of $208,848.00.

ITEM 4. PURPOSE OF TRANSACTION     no change.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a The Reporting Person beneficially owns 1,775,733 shares of Common Stock, including 118,508 held directly by Siegel, and 1,100 shares held by Siegel's son, or 29.6% of the 5,911,502 shares reported to be outstanding by the Issuer on the most recently field Schedule 14A on July 29, 2005, plus the 95,600 shares recently issued upon exercise of options by Siegel.

b. Number of shares of which

Siegel  has:

    (i)      sole power to vote or direct vote: 1,775,733

    (ii)     shares power to vote or direct vote: -0-

    (iii)    sole power to dispose of direct disposal of :1,775,733

    (iv)    shares power to dispose or direct disposal of: -0-

QTIP and Jade have:

    (i)      sole power to vote or direct vote:  1,656,125

    (ii)     shares power to vote or direct vote:  -0-

    (iii)    sole power to dispose of direct disposal of : 1,656,125

    (iv)    shares power to dispose or direct disposal of: -0-

c. During the past sixty days  the following transactions were effected:

Siegel exercised options to purchase a total of 95,600 shares of  the Issuer on September 12, 2005 at a total cost of $208,848.00.

 d. Not applicable.

e. Not applicable.

(Page 5 of 6 pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

No Change

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    No Change

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005

(Page 6 of 6 pages)

/s/ Todd E. Siegel
Todd E. Siegel
JADE PARTNERSHIP

/s/ Todd E. Siegel
Todd E. Siegel, Trustee of the Siegel Family QTIP Trust, as Managing General Partner
SIEGEL FAMILY QTIP TRUST

/s/ Todd E. Siegel
Todd E. Siegel, Trustee of the Siegel Family QTIP Trust, as Managing General Partner